[Letterhead of Sullivan & Cromwell LLP]

July 28, 2011

Via Email and EDGAR

Mr. John M. Ganley,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	OFS Capital, LLC

(Form N-2, File Nos. 333-166363 & 814-00813)

Dear John:

Per the prior discussion between you and John Russo of the staff, on the one hand, and Bob Palmer and Jeff Cerny of OFS Capital, LLC (the “Company”) and Jon Waterman of McGladrey & Pullen, LLP, the Company’s auditors, on the other hand, on Monday, July 18, 2011, we are attaching as Annex A hereto the synopsis previously emailed by the Company to John Russo, summarizing the points covered in that discussion.

In addition, the Company has informed us that there has been no material change in the fair value of its assets since March 31, 2011.

If you have any questions or comments regarding the above, please feel free to call me on (310) 712-6603.

Very truly yours,

/s/ Patrick S. Brown
Patrick S. Brown

cc:	Glenn R. Pittson

(OFS Capital, LLC)

Jonathan H. Talcott

(Nelson Mullins Riley & Scarborough LLP)

Annex A

SYNOPSIS OF JULY 18, 2011 CALL WITH SEC STAFF

At 3:00 PM Central/4:00 Eastern time on Monday, July 18, 2011, Jeff Cerny and Bob Palmer of OFS, together with Jon Waterman of McGladrey & Pullen (OFS’s auditors), had a telephonic meeting with John Ganley and John Russo of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, in which OFS addressed certain questions and comments put forth by the Staff concerning OFS Capital, LLC (hereinafter “OFS Capital”) and OFS Capital WM, LLC (hereinafter “OFS Capital WM”). At the request of Mr. Russo of the Staff, OFS is providing to the Staff this synopsis of that discussion.

Questions and comments raised by the Staff, and OFS’s responses to them, are set forth below:

1.	The Staff requested that OFS address in narrative format in an amendment to OFS Capital’s Form N-2 the extent to which, subsequent to March 31, 2011, any loans in the portfolios of OFS Capital and OFS Capital WM experienced (i) material changes in credit-worthiness, (ii) any changes in accrual status (in whole or in part), or (iii) any material changes to the underlying loan contracts relating to interest rates, maturities, or restructurings.

OFS will address the Staff’s request in an amendment to the Form N-2 and notes here that there have been no such changes in the loan portfolios of either OFS Capital or OFS Capital WM subsequent to March 31, 2011. It is notable that the only non-accrual loan on the books of OFS Capital at March 31, 2011 was repaid at a price in excess of fair value on June 30, 2011.

2.	The Staff inquired as to the approximate value of the loans transferred on an in-kind basis from OFS Capital WM to OFS Capital on June 30, 2011, the purpose for the distribution of such loans, which entities were required to approve such loan sales, and whether the loan documents governing the OFS Capital WM credit facility that were executed on September 28, 2010 had provided pre-approval for such in-kind loan distributions.

OFS replied that the loans (to three separate borrowers) had an approximate value of $7 Million Dollars and that the purpose for the distributions was two-fold—a) to remove from OFS Capital WM’s balance sheet certain “inefficient” assets (i.e., loans for which, owing to low values assigned by the lenders, as well as, with respect to one of the loans, a low advance rate, OFS Capital WM was receiving sub-optimal leverage under the borrowing base governing advances under the OFS Capital WM credit facility); and b) to reduce OFS Capital’s equity investment in OFS Capital WM, since OFS Capital will not treat OFS Capital WM as an eligible portfolio company.

Since the loan documents governing the OFS Capital WM credit facility did not provide pre-approval for such a transaction, the in-kind distributions from OFS Capital WM to OFS Capital required the approval of Wells Fargo Bank, National Association, as Class A Lender, Wells Fargo Securities, LLC, as Administrative Agent, Wells Fargo Delaware Trust Company, N.A., as Trustee, Madison Capital Funding, LLC, as Class B Lender, and MCF Capital Management LLC, as Loan Manager, as well as of OFS Capital and OFS Capital WM.

3.	The Staff inquired as to whether the loan sales by OFS Capital WM to an affiliate of Madison Capital in June 2011 were made at fair value, the purpose for such loan sales, which entities were required to approve such loan sales, and whether the loan documents governing the OFS Capital WM credit facility that were executed on September 28, 2010 had provided pre-approval for such loan sales.

OFS replied that the loan sales (four revolving loans, with aggregate loan commitments of approximately $5.2 Million and outstanding principal balances totaling approximately $576 Thousand) were made at fair value in cash on an arms-length basis between a willing buyer and a willing seller, with neither party acting under duress. The purpose was to remove from OFS Capital WM’s balance sheet certain “inefficient” assets (i.e., revolving loans for which, although there was historically—and was anticipated to be—scant usage, OFS Capital WM was, pursuant to the borrowing base governing advances under its credit facility, required to set aside approximately $1.75 Million in cash—to fund potential future advances and on which OFS Capital WM was required to pay interest to the lenders (Wells Fargo and Madison Capital) under its credit facility).

A-1

Since the loan documents governing the OFS Capital WM credit facility did not provide pre-approval for such a transaction, the loan sales from OFS Capital WM to the Madison Capital affiliate required the approval of Wells Fargo Bank, National Association, as Class A Lender, Wells Fargo Securities, LLC, as Administrative Agent, Wells Fargo Delaware Trust Company, N.A., as Trustee, Madison Capital Funding, LLC, as Class B Lender, and MCF Capital Management LLC, as Loan Manager, as well as of OFS Capital and OFS Capital WM.

A-2